SEI Investments Distribution Co.
Statement of Operations
Year Ended December 31, 2018

(in thousands of dollars)

Revenues

Brokerage commissions	$	11,076
Distribution and shareholder servicing fees		110,777
Other revenue		1,378
		123,231

Expenses

Clearing fees	2,852
Distribution and shareholder servicing fees	73,546
Employee compensation and benefits	2,739
Other expenses	7,576
	86,713
Income before income tax	36,518
Provision for income taxes	8,114
Net income	$ 28,404

The accompanying notes are an integral part of these financial statements.